827571

Hilton Group plc

03 OCT -7 AM 7:21

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS UNDER THE COMPANY'S INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME"):

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SUPPL

	OPTIONS GRANTED UNDER THE INTERNATIONAL SHARE OPTION SCHEME NO OF SHARES	CURRENT INTERESTS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES NO OF SHARES
C BELL	67,727	1,399,555
D M C MICHELS	125,034	2,252,062
B G WALLACE	92,854	2,574,304

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

THE OPTIONS WERE GRANTED ON 16 SEPTEMBER 2003 AT 184.45P PER SHARE UNDER THE INTERNATIONAL SCHEME (NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT). THE TOTAL CURRENT INTERESTS SHOWN ARE IN RESPECT OF THE INTERNATIONAL SCHEME AND THE COMPANY'S 1978 SHARE OPTION SCHEME.

dlw 10/8

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S ALL-EMPLOYEE SHARE OWNERSHIP PLAN ("THE PLAN") WHICH WAS AUTHORISED BY SHAREHOLDERS ON 25 MAY 2001 AND APPROVED BY THE INLAND REVENUE IN THE UK:

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	39	20	1,563
BRIAN WALLACE	39	20	1,563
CHRISTOPHER BELL	39	20	1,563

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 17 SEPTEMBER 2003 AT 189.25P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD)